Embotelladora Andina S.A.

                                                              www.koandina.com

FOR IMMEDIATE DISTRIBUTION
--------------------------

CONTACTS IN SANTIAGO, CHILE                  CONTACT IN NEW YORK, U.S.A.
EMBOTELLADORA ANDINA S.A.                    I-ADVIZE CORPORATE COMMUNICATIONS
Andres Olivos, Chief Financial Officer       Maria Barona/Melanie Carpenter
Sofia Chellew, Head of Investor Relations    212-406-3690
(56-2) 338-0520                              mbarona@i-advize.com
inv.rel@koandina.com

          ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS OF
        EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES AS OF JUNE 30, 2002

Santiago-Chile, August 13, 2002 - Embotelladora Andina S.A. (NYSE: AKO/A, AKO/B) announced today its audited consolidated results for the second quarter of 2002, prepared in accordance with Chilean accounting principles and stated in Chilean Pesos ("Ch$") as of June 30, 2002.

                              SECOND QUARTER 2002
                             CONSOLIDATED RESULTS

Except where indicated all figures refer to the second quarter of 2002 and all percentage changes are with respect to the same period of the previous year

     o Increased efficiencies contributed to improved consolidated profitability of 80 basis points in operating margin and 180 basis points in EBITDA margin.
     o    Net income reached Ch$4,897 million (US$7.1 million) vs.
          Ch$1,693 million (US$2.5 million) one year ago, representing an increase of 189%.
     o    Impressive EBITDA margin expansion in the Argentine operation
     o Significant turnaround in the Brazilian operation, despite continued currency devaluation.

CFO Statement       "Considering the economic pressures in the region, the
                    Company's efforts in the market and in reducing and controlling costs allowed us to practically maintain our EBITDA generation per unit case, as well as improve overall margins.

                    In continuing with this effort, during July, the Company consolidated Argentine production in the Cordoba facility, which will provide a more efficient fixed cost base, going forward.

                    With the current cash position and expected generation, we feel we hold a solid position to meet obligations, capital expenditure requirements as well as the dividend payment schedule for the year."

Sales Volume        Total volume reached 70.8 million unit cases, representing a decrease of 5%. Soft drink volume decreased 4%, made up of a 2% increase in Chile, 3% in Brazil, while Argentina decreased 27%.

Net Sales           Net sales decreased 17% to Ch$86,159 million (US$125.2
                    million), principally explained by the effect of the Argentine peso devaluation, and by a 9% decline in Chile, but which were partially offset by a 16% increase in the Brazil operation.

Operating Income    A strong performance from the Brazilian operation, which
                    despite the impact from treatment of depreciation under Chilean Gaap, drove the improvement of 80 basis points in consolidated operating margin, and helped absorb the decline of the Argentine operation, and thus led to operating income of Ch$6,743 million (US$9.8 million) for the quarter.

EBITDA Significant improvements in margins in the Brazilian and Argentine operations contributed to improved EBITDA margins of 180 basis points, resulting in EBITDA of Ch$16,267 million (US$23.6 million)

Non Operating       Non-operating results amounted to a profit of Ch$533
Results             million (US$0.8 million) vs. a loss of Ch$2,822 million
                    (US$4.1 million) the previous year. The improvement of Ch$3,355 million (US$4.9 million) was principally attributable to: (i) profits in monetary correction and translation effects for Ch$5,547 million (US$8.1 million) due to the positive effect of the Chilean peso devaluation over dollar denominated assets, and the significant reduction in dollar denominated debt compared to the previous year; (ii) lower financial expenses as a result of lower US dollar denominated debt and lower cost of the Chilean peso denominated debt; (iii) one time profits for Ch$963 million (US$1.4 million) related to the dollar debt repurchase realized during the quarter, partially offset by (iv) charges for extraordinary items related to the Argentine reorganization for Ch$3,491 million (US$5.1 million).

                    Income tax provision for the quarter amounted to Ch$2,379 million (US$3.5 million) versus Ch$2,742 million (US$4.0 million) the prior year.

Net Income          Net income amounted to Ch$4,897 million (US$7.1 million)
                    versus Ch$1,693 million (US$2.5 million) during the second quarter of last year, representing an increase of 189%.

                    OVERVIEW OF BALANCE SHEET

                    As of June 30, 2002, the Company held Ch$250,628 million (US$364.3 million) in financial investments, of which Ch$51,671 million (US$75.1 million) accounted as cash and equivalents; Ch$7,992 million (US$11.6 million) are accounted under other short term assets and Ch$190,964 million (US$277.5 million) are accounted as other long term assets. These represent investments in deposits and US dollar denominated corporate bonds.

                    Approximately 88% of the cash is held in US dollar denominated papers. The Company's total debt amounted to Ch$202,373 million (US$294.1 million), at an average coupon rate of 6.7% per year on the US dollar debt and at an average real coupon rate of 6.4% on the Chilean peso denominated debt. Approximately 40% of the debt is denominated in US dollars. The average maturity of the Company's total debt is roughly 10 years, with the first maturity scheduled for the year 2003 for approximately US$9 million. Following is the schedule of debt maturities for the next 3 years:

                    ----------------------------------------------------------
                       Year           2003             2004          2005
                    ----------------------------------------------------------
                     Million US$      8.9              16.7          18.8

                    Thus, as of June 30, 2002, the Company's net cash position was Ch$48,255 million (US$70.1 million)

                                       CHILEAN OPERATIONS

Overview During the quarter, the 8% growth in soft drink volumes during April and May was negatively affected by the June floods. During July, volume growth rates have recovered to stronger levels, driven by market initiatives such as product and format launchings, which have been successful in controlling the penetration of local brands in the market.

Sales Volume        During the quarter, sales volume remained flat, as soft
                    drink volumes grew 2%, while juice and mineral water declined 12%, which considers juice export volume during 2001. Domestic volumes of juice and mineral water declined
                    4% versus the previous year.

Net Sales           Net sales for the quarter amounted to Ch$39,298 million
                    (US$57.1 million). Excluding, from the previous year, revenues from the packaging operation, which no longer consolidates, revenues would have declined 3%, and is principally explained by lower juice and mineral water revenues.

Operating Income    Operating income decreased 17% to Ch$6,864 million
                    (US$10.0 million), which is principally attributable to lower revenues together with the devaluation effect over certain US dollar costs. Excluding the packaging operations, from the previous year, operating results for the quarter would have declined only 13%.

EBITDA Operating cash flow (EBITDA) for the quarter decreased 19% to Ch$9,905 million (US$14.4 million), with an EBITDA margin of 25.2%. Excluding, once again, the packaging operation from the previous year, Ebitda for quarter would have decreased 12%.

                                      BRAZILIAN OPERATIONS

Overview The Company's effort in execution and stronger operating performance resulted in higher margins as well as improvement in market share, which reached 54%, 2.6 percentage points over the second quarter of last year.

Sales Volume        Soft drink volume reached 31.9 million unit cases,
                    representing 3% growth during the quarter. Other beverages volume reached 1.2 million unit cases, representing a 33% growth, attributable to a higher volumes of mineral water and new products.

Net Sales           Net sales reached Ch$35,783 million (US$52 million), with
                    a 16% increase, driven by volumes together with a 14% beverage price increase, in local currency.

Operating Income    Operating income reached to Ch$1,749 million (US$2.5
                    million) from a loss of Ch$185 million (US$0.3 million) the prior year, representing an improvement of 550 basis points in the operating margin.

EBITDA EBITDA amounted to Ch$5,040 million (US$7.3 million), 62% above the previous year, and representing an improvement of 400 basis points in margin, which reached 14.1%.

                                        ARGENTINE OPERATIONS

Overview As the difficult economic environment persists, the Company has continued to implement price increases to help compensate the impact of currency devaluation over costs. In light of lower overall consumer spending, the Company, together with The Coca-Cola Company, has lead initiatives to serve increasingly price sensitive consumers. Because of this, the Company has increased its returnable format mix to 35% from 20%, one year ago.

                    Given the Company's market strategy, realized in previous years, to develop returnable formats, only minor modifications and capital expenditures to production and distribution were required to meet the increased demand of returnable formats. The Company feels it is well-prepared to serve this growing segment of consumption.

                    During July, the Company consolidated production at its Cordoba facility, closing production at the Rosario and Mendoza facilities, both of which continue to operate as distribution centers for their respective markets. The Cordoba facility, with state of the art technology, counts with sufficient capacity to meet current demand and future growth, for all of the company's Argentine territory.

                    The restructuring process resulted in non-operating one-time charges, all of which were recognized in the second quarter of the year and included asset write offs and severance payments for a total of Ch$3,491 million (US$5.1 million). Through this, the Company estimates improved headcount productivity of approximately 21% per year.

Sales Volume        Total sales volume decreased 26%, with a stronger
                    performance from core brand Coca-Cola and returnable formats. During May, Coca-Cola 1.25 lt. glass returnable bottle was further extended throughout the Company's territories.

                    Market share in the traditional market (mom & pops), where the returnable format is being strengthened, has grown 3 percentage points. As a matter of fact, even in the supermarket channel returnable formats are once again being sold.

Net Sales           With beverage prices in local currency 27% above the
                    previous year, and 31% above the fourth quarter of 2001, together with the lower volumes, beverage revenues in local currency decreased 6%. Thus, upon translation to Chilean pesos and including the packaging operation, net sales decreased 65%.

Operating Income    A shift towards more profitable products and formats,
                    lower labor costs and marketing expenses helped partially compensate the lower revenues. The higher US dollar linked costs and the effect of the treatment of depreciation under Chilean GAAP, led to an operating loss of Ch$848 million (US$1.2 million). (Chilean regulation establishes that foreign assets are carried and depreciated in historic US$ dollars--Bol. Tec.64.)

                    The Company's Argentine beverage operation, in fact increased its operating profit by 54%.

EBITDA              Despite 65% lower revenues, EBITDA decreased only 27%.
                    EBITDA margin of increased to 21.9% from 10.6% one year ago.

                        FIRST SIX MONTHS 2002 VS. 2001

Except where indicated all figures refer to the first six months of 2002 and all percentage changes are with respect to the same period of the previous year

Sales Volume        Consolidated sales volume reached 156.6 million unit
                    cases, with flat volumes in Chile and declines of 2% and 22% in Brazil and Argentina, respectively.

Net Sales           The decrease of 19% in net sales is principally explained
                    by lower revenues in the Argentine operation, which decreased 58% as a result of the Argentine peso devaluation and which were partially compensated by 4% higher revenues in Brazil.

Operating Income    Lower volumes together with currency devaluations in the
                    three operations resulted in 37% lower operating income of Ch$17,527 million (US$25.5 million) and an operating margin of 8.9%.

EBITDA Thus, EBITDA reached Ch$36,897 million (US$53.6 million), with an 18.8% margin over net sales.

Net Income          The positive impact from monetary correction and
                    conversion effects, together with the one-time gain on the sale of the Company's stake in Kaiser, compensated for the decline in operating results and led to 22% higher net income and earnings per share of Ch$27 per share (US$0.24 per ADS).


                            Additional Information
                            ----------------------

As of the first quarter of 2001 and for purposes of an easier comprehension and analysis of the Company's results, charts reflecting the results of the beverage operations for each country have been included. These charts are based on each operation's own accounting practices and are reflected in local currency. This information isolates currency fluctuations and the effects registered when consolidating under Chilean GAAP. Additionally, the packaging operation has been excluded.

This release may contain forward-looking statements reflecting Embotelladora Andina S.A.'s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are: political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the SoutheRN Cone, and other risk factors applicable from time to time and listed in Andina's periodic reports filed with relevant regulatory institutions.

Embotelladora Andina S.A.
Second Quarter Results for the period ended June 30, Chilean GAAP
(in millions of constant 06/30/02 Chilean Pesos, except per share)


                                    -------------------------------------------- --------------------------------------------------
                                                    30/06/2002                                   30/06/2001
                                    -------------------------------------------- --------------------------------------------
                                     Chilean   Brazilian  Argentine               Chilean   Brazilian  Argentine
                                    Operations Operations Operations  Total (2) Operations Operations Operations Total (2)   % Ch
------------------------------------------------------------------------------- ---------------------------------------------------
VOLUME TOTAL BEVERAGES                 25,2       33,1       12,5       70,8       25,2       32,0       16,9      74,1      -4,5%
  (Million UC)
  Soft Drink                           21,4       31,9       12,0       65,3       21,0       31,0       16,3      68,3      -4,4%
  Mineral Water                         1,4        0,5        0,5        2,4        1,4        0,4        0,3       2,1      15.3%
  Juices                                2,4        0,2        0,1        2,6        2,9         NA        0,3       3,2     -19,3%
  Beer                                  N/A        0,5         NA        0,5         NA        0,5         NA       0,5      -3,9%


NET SALES                            39,298     35,783     10,710     86,159     43,311     30,820     30,245    104,372    -17,4%
  COST OF SALES                     (24,016)   (24,260)    (7,918)   (56,563)   (26,494)   (20,786)   (20,468)   (67,743)   -16,5%
GROSS PROFIT                         15.282     11.523      2.792     29.596     16.818     10.034      9.777     36.628    -19,2%
Gross Margin                           38.9%      32.2%      26.1%      34.4%    38,8%        32.6%      32.3%      35.1%
  SELLING AND ADMINISTRATIVE
    EXPENSES                         (8.418)    (9.774)    (3.639)   (21.831)   (8.573)    (10.219)    (9.835)   (28.627)   -23,7%
  CORPORATE EXPENSES                      0          0          0     (1,022)        0           0          0       (744)    37,5%
OPERATING INCOME                      6.864      1.749       (848)     6.743     8.245        (185)       (58)     7.258     -7.1%
-----------------------------------------------------------------------------------------------------------------------------------
Operating Margin                       17.5%       4,9%      -7.9%       7.8%     19.0%       -0.6%      -0.2%       7.0%
EBITDA (1)                            9.905      5.040      2.344     16.267      12.263      3.107      3.209     17.835     -8,8%
Ebitda Margin                          25,2%      14,1%      21,9%      18,9%     28,3%       10,1%      10,6%      17,1%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                                (420)                                       (859)    51,1%
  RESULTS FROM AFFILIATED                                                (83)                                       (478)    82,6%
  AMORTIZATION OF GOODWILL                                            (1,914)                                     (1,818)     5,3%
  OTHER INCOME/(EXPENSE)                                                (510)                                        (94)   439,5%
  PRICE LEVEL RESTATEMENT (3)                                          7.089                                       1.542    359,8%
  OTHER                                                               (3.629)                                     (1.114)  -225,8%
NON-OPERATING RESULTS                                                    533                                      (2.822)   118,9%

INCOME BEFORE INCOME TAXES;
  AMORTIZATION OF NEGATIVE
  GOODWILL AND MINORITY
  INTEREST                                                             7.276                                       4.436     64,0%

INCOME TAXES                                                          (2.379)                                     (2.742)   -13,2%
MINORITY INTEREST                                                          0                                          (2)  -103,4%
AMORTIZATION OF NEGATIVE
  GOODWILL                                                                 0                                           0      NA
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                             4.897                                       1.693    189,3%
Net Margin                                                               5,7%                                        1,6%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING                                    760,3                                       760,3
EARNINGS PER SHARE                                                       6,4                                         2,2
EARNINGS PER ADS                                                        38,6                                        13,4    189,3%
-----------------------------------------------------------------------------------------------------------------------------------

(1)  EBITDA:  Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
Second Quarter Results for the period ended June 30, Chilean GAAP
(in millions US$, except per share)

                                                                                                               Exch. Rate: 688,05
                                    -----------------------------------------------------------------------------------------------
                                                    30/06/2002                                   30/06/2001
                                    --------------------------------------------------------------------------------------
                                     Chilean   Brazilian  Argentine               Chilean   Brazilian  Argentine
                                    Operations Operations Operations  Total (2)  Operations Operations Operations Total (2)  % Ch.
-----------------------------------------------------------------------------------------------------------------------------------
VOLUME TOTAL BEVERAGES                25,2       33,1       12,5        70,8       25,2       32,0       16,9       74,1     -4,5%
  (Million UC)
  Soft Drink                          21,4       31,9       12,0        65,3       21,0       31,0       16,3       68,3     -4,4%
  Mineral Water                        1,4        0,5        0,5         2,4        1,4        0,4        0,3        2,1     15.3%
  Juices                               2,4        0,2        0,1         2,6        2,9         NA        0,3        3,2    -19,3%
  Beer                                 N/A        0,5         NA         0,5         NA        0,5         NA        0,5     -3,9%

NET SALES                             57,1       52,0       15,6       125,2       62,9       44,8       44,0      151,7    -17,4%
  COST OF SALES                      (34,9)     (35,3)     (11,5)      (62,2)     (38,5)     (30,2)     (29,7)     (98,5)   -16,5%
GROSS PROFIT                          22,2       16,7        4,1        43,0       24,4       14,6       14,2       53,2    -19,2%
Gross Margin                          38.9%      32.2%      26.1%       34.4%      38,8%      32.6%      32.3%      35.1%
  SELLING AND ADMINISTRATIVE
    EXPENSES                         (12,2)     (14,2)      (5,3)      (31,7)     (12,5)     (14,9)     (14,3)     (41,6)   -23,7%
  CORPORATE EXPENSES                   0,0        0,0        0,0        (1,5)       0,0        0,0        0,0       (1,1)    37,5%
OPERATING INCOME                      10,0        2,5       (1,2)        9,8       12,0       (0,3)      (0,1)      10,5     -7.1%
-----------------------------------------------------------------------------------------------------------------------------------

Operating Margin                      17.5%       4.9%      -7.9%        7.8%      19.0%      -0.6%      -0.2%       7.0%
EBITDA (1)                            14,4        7,3        3,4        23,6       17,8        4,5        4,7       25,9     -8,8%
Ebitda Margin                         25,2%      14,1%      21,9%       18,9%      28,3%      10,1%      10,6%      17,1%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                                (0,6)                                       (1,2)    51,1%
  RESULTS FROM AFFILIATED                                               (0,1)                                       (0,7)    82,6%
  AMORTIZATION OF GOODWILL                                              (2,8)                                       (2,6)     5,3%
  OTHER INCOME/(EXPENSE)                                                (0,7)                                       (0,1)   439,5%
  PRICE LEVEL RESTATEMENT (3)                                           10,3                                         2,2    359,8%
  OTHER                                                                 (5,3)                                       (1,6)  -225,8%
NON-OPERATING RESULTS                                                    0,8                                        (4,1)   118,9%

INCOME BEFORE INCOME TAXES;
  AMORTIZATION OF NEGATIVE
  GOODWILL AND MINORITY
  INTEREST                                                              10,6                                         6,4     64,0%

INCOME TAXES                                                            (3,5)                                       (4,0)   -13,2%
MINORITY INTEREST                                                        0,0                                        (0,0)  -103,4%
AMORTIZATION OF NEGATIVE
  GOODWILL                                                               0,0                                         0,0      NA
-----------------------------------------------------------------------------------------------------------------------------------

NET INCOME                                                               7,1                                         2,5    189,3%
Net Margin                                                               5,7%                                        1,6%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING                                    760,3                                       760,3
EARNINGS PER SHARE                                                      0,01                                        0,00
EARNINGS PER ADS                                                        0,06                                        0,02    189,3%
-----------------------------------------------------------------------------------------------------------------------------------

(1)  EBITDA:  Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
Six Months Results for the period ended June 30, Chilean GAAP
(in millions of constant 06/30/02 Chilean Pesos, except per share)


                                    -----------------------------------------------------------------------------------------------
                                                    30/06/2002                                   30/06/2001
                                    --------------------------------------------------------------------------------------
                                     Chilean   Brazilian  Argentine               Chilean   Brazilian  Argentine
                                    Operations Operations Operations  Total (2)  Operations Operations Operations Total (2)  % Ch.
-----------------------------------------------------------------------------------------------------------------------------------
VOLUME TOTAL BEVERAGES                 56,6       68,4       31,5       156,6       56,6       70,0       40,4       167,0    -6,3%
  (Million UC)
  Soft Drink                           47,6       65,7       30,2       143,5       46,6       67,8       39,2       153,6    -6,6%
  Mineral Water                         4,3        1,2        1,1         6,6        4,2        1,1        0,8         6,1     8.9%
  Juices                                4,7        0,3        0,1         5,2        5,7         NA        0,5         6,2   -16,6%
  Beer                                   NA        1,2         NA         1,2         NA        1,1         NA         1,1    11.7%

NET SALES                            87,897     76,424     31,874     196,195     94,854     73,602     75,011     243,424   -19,4%
  COST OF SALES                    (522,889)   (53,089)   (23,008)   (128,985)   (55,108)   (49,389)   (48,467)   (152,921)  -15,7%
GROSS PROFIT                         35.008     23.335      8.866      67.210     39.746     24.213     26.544     90.503    -25,7%
Gross Margin                           39.8%      32.5%      27.8%       34.3%      41,9%      32.9%      35.4%     37.2%
  SELLING AND ADMINISTRATIVE
    EXPENSES                        (17,568)   (20.864)    (9.557)    (47.989)   (18.469)   (21.738)   (21.082)   (61.288)   -21,7%
  CORPORATE EXPENSES                      0          0          0      (1,694)         0          0          0     (1,632)     3,8%
OPERATING INCOME                     17,441      2,471       (691)     17.527     21.277      2.475      5.463     27.582    -36.5%
-----------------------------------------------------------------------------------------------------------------------------------
Operating Margin                      19.8%       3.2%       -2.2%        8.9%      22.4%       3.4%       7.2%      11.3%
EBITDA (1)                          23.539      9.295       5.756      36.897     29.366      8.947     12.030     48.711    -24,3%
Ebitda Margin                         26,8%      12,2%       18,1%       18,8%      31,0%      12,2%      16,0%      20,0%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                                 (714)                                     (1,306)    45,3%
  RESULTS FROM AFFILIATED                                                 650                                        (507)   228,2%
  AMORTIZATION OF GOODWILL                                             (3,828)                                     (3,659)     4,6%
  OTHER INCOME/(EXPENSE)                                               (1,019)                                       (174)   485,9%
  PRICE LEVEL RESTATEMENT (3)                                           5.213                                       1.510    245,2%
  OTHER                                                                 6.594                                        (816)   908,3%
NON-OPERATING RESULTS                                                   6.895                                      (4,951)   239,3%

INCOME BEFORE INCOME TAXES;
  AMORTIZATION OF NEGATIVE
  GOODWILL AND MINORITY
  INTEREST                                                             24,423                                      22.631      7,9%

INCOME TAXES                                                           (3,728)                                     (5,652)   -34,0%
MINORITY INTEREST                                                          (1)                                        (22)   -95.4%
AMORTIZATION OF NEGATIVE
  GOODWILL                                                                  0                                           0      NA
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                             20.693                                      16.957     22,0%
Net Margin                                                               10,5%                                        7,0%
-----------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING                                     760,3                                       760,3
EARNINGS PER SHARE                                                       27,2                                        22,2
EARNINGS PER ADS                                                        163,3                                       133,8     22,0%
-----------------------------------------------------------------------------------------------------------------------------------

(1)  EBITDA:  Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
Six Months Results for the period ended June 30, Chilean GAAP
(in millions US$, except per share)


                                                                                                               Exch. Rate: 688,05
                                    -----------------------------------------------------------------------------------------------
                                                    30/06/2002                                   30/06/2001
                                    --------------------------------------------------------------------------------------
                                     Chilean   Brazilian  Argentine               Chilean   Brazilian  Argentine
                                    Operations Operations Operations  Total (2)  Operations Operations Operations Total (2)  % Ch.
-----------------------------------------------------------------------------------------------------------------------------------
VOLUME TOTAL BEVERAGES                 56,6       68,4       31,5       156,6       56,6       70,0       40,4      167,0     -6,3%
  (Million UC)
  Soft Drink                           47.6       65,7       30,2       143,5       46,6       67,8       39,2      153,6     -6,6%
  Mineral Water                         4,3        1,2        1,1         6,6        4,2        1,1        0,8        6,1      8.9%
  Juices                                4,7        0,3        0,1         5,2        5,7         NA        0,5        6,2    -16,6%
  Beer                                  N/A        1,2         NA         1,2         NA        1,1         NA        1,1     11,7%

NET SALES                             127,1      111,1       46,3       285,1      137,9      107,0      109,0      353,8    -19,4%
  COST OF SALES                       (76,9)     (77,2)     (33,4)     (187,5)     (80,1)     (71,8)     (70,4)    (222,3)   -15,7%
GROSS PROFIT                           50,9       33,9       12,9        97,7       57,8       35,2       38,6      131,5    -25,7%
Gross Margin                           39.8%      30.5%      27.8%       34.3%      41,9%      32.9%      35.4%      37.2%
  SELLING AND ADMINISTRATIVE
    EXPENSES                          (25,5)     (30,3)     (13,9)      (69,7)     (26,8)     (31,6)     (30,6)     (89,1)   -21,7%
  CORPORATE EXPENSES                    0,0        0,0        0,0        (2,5)       0,0        0,0        0,0       (2,4)     3,8%
OPERATING INCOME                       25,3        3,6       (1,0)       25,5       30,9        3,6        7,9       40,1    -36,5%
-----------------------------------------------------------------------------------------------------------------------------------
Operating Margin                       19.8%       3.2%      -2.2%        8.9%      22.4%       3.4%       7.3%      11.3%
EBITDA (1)                             34,2       13,5        8,4        53,6       42,7       13,0       17,5       70,8    -24,3%
Ebitda Margin                          26,8%      12,2%      18,1%       18,8%      31,0%      12,2%      16,0%      20,0%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                                 (1,0)                                       (1,9)    45,3%
  RESULTS FROM AFFILIATED                                                 0,9                                        (0,7)   228,2%
  AMORTIZATION OF GOODWILL                                               (5,6)                                       (5,3)     4,6%
  OTHER INCOME/(EXPENSE)                                                 (1,5)                                       (0,3)   485,9%
  PRICE LEVEL RESTATEMENT (3)                                             7,6                                         2,2    245,2%
  OTHER                                                                   9,6                                        (1,2)   908,3%
NON-OPERATING RESULTS                                                    10,0                                        (7,2)   239,3%

INCOME BEFORE INCOME TAXES;
  AMORTIZATION OF NEGATIVE
  GOODWILL AND MINORITY
  INTEREST                                                               35,5                                        32,9      7,9%

INCOME TAXES                                                             (5,4)                                       (8,2)   -34,0%
MINORITY INTEREST                                                        (0,0)                                       (0,0)   -95,4%
AMORTIZATION OF NEGATIVE
  GOODWILL                                                                0,0                                         0,0        NA
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                               30,1                                        24,6     22,0%
Net Margin                                                               10,5%                                        7,0%
-----------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING                                     760,3                                       760,3
EARNINGS PER SHARE                                                        0,04                                        0,03
EARNINGS PER ADS                                                          0,24                                        0,19    22,0%
-----------------------------------------------------------------------------------------------------------------------------------

(1)  EBITDA:  Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.


                           Embotelladora Andina S.A.

                          Consolidated Balance Sheet
                (in million of constant 06/30/02 Chilean Pesos)

                                ----------------------------------------
                                30/06/2002       30/06/2001        %Ch
                                ----------------------------------------

ASSETS

Cash + Time deposits +
  market. Securit.               51.671          144.390         -64,2%
Account receivables (net)        33.666           40.871         -17,6%
Inventories                      13.569           20.744         -34,6%
Other current assets             15,794           27.312         -42,2%
------------------------------------------------------------------------
Total Current Assets            114.701          233.317         -50,8%

Property, plant and equipment   538.615          518.639           3,9%
Depreciation                   (328.060)        (285.689)         14,8%
------------------------------------------------------------------------
Total Property, Plant, and
  Equiment                      210.555          232.950          -9,6%

Investment in related companies  20.419           17.590          16,1%
Investment in other companies       706              495          42,6%
Goodwill                        112.949          114.190          -1,1%
Other long term assets          200.717           83.301         141,0%
------------------------------------------------------------------------
Total Other Assets              334.791          215.576          55,3%

------------------------------------------------------------------------
TOTAL ASSETS                    660.048          681.843          -3,2%
------------------------------------------------------------------------

LIABILITIES &
SHAREHOLDERS' EQUITY

Short term bank
 liabilities                        712            3.292         -78,4%
Current portion of long term
 bank liabilities                 4.299            3.916           9,8%
Current portion of bonds payable  1.036            2.928         -64,6%
Trade accounts payable and notes
 payable                         69.186           84.358         -18,0%
Other liabilities                18.036           28.322         -36,3%
------------------------------------------------------------------------
Total Current                    93.269          122.815         -24,1%
 Liabilities

Long term bank liabilities       57.017            2.665        2039,8%
Bonds payable                   139.308          160.135         -13,0%
Other long term liabilities      17.675           17.598           0,4%
------------------------------------------------------------------------
Total Long Term Liabilities     214.001          180.397          18,6%

Minority interest                    47               47           0,6%

Stockholders' Equity            352.731          378.584          -6,8%

------------------------------------------------------------------------
TOTAL LIABILITIES &
SHAREHOLDERS' EQUITY            660.048          681.843          -3,2%
------------------------------------------------------------------------




                             Financial Highlights
                (In million of constant 06/30/02 Chilean Pesos)

                                -----------------------
ADDITIONS TO FIXED ASSETS       30/06/2002  30/06/2001
                                -----------------------


Chile                              6.008      7.933
Brazil                             3.416      2.533
Argentina                            439        750
-------------------------------------------------------
                                   9.863     11.216

DEBT RATIOS

Financial Debt/Total
    Capitalization                  0,36        0,31
Financial Debt/EBITDA L 12M         2,36        2,13
EBITDA L 12M/Interest
  Expense (net) L12M                6,42        6,59
--------------------------- --------------------------
L12M Last twelve months



*As June 30, 2002, the Company's net cash position reached US$ 70 million. Total debt amounted to US$ 294 million. Total Cash amounted to US$ 364 million, which includes cash investments accounted for under Other Current Assets as well as Long Term Assets.

Embotelladora Andina S.A.
Results ended June 30, Local GAAP



                              Beverage Operations
                                 (Local Gaap)

        ---------------------------------------------- --------------------------------------- -----------------------------------
                                                                  Accum. 6/30/2002                        Accum. 6/30/2001
                                                       --------------------------------------- -----------------------------------
                                                       ------------- ------------ ------------ ------------- ------------ --------
                                                          Chile        Brazil      Argentina      Chile        Brazil     Argentina
                                                          (MCh$)        (MR$)        (MA$)        (MCh$)        (MR$)       (MA$)



        TOTAL BEVERAGES VOLUME (Million UC)                56,6          68,4         31,5         56,6          70,0         40,4
           Soft Drink                                      47,6          65,7         30,2         46,6          67,8         39,2
           Mineral Water                                    4,3           1,2          1,1          4,2           1,1          1,1
           Juices                                           4,7           0,3          0,1          5,7           0,0          0,2
           Beer                                              NA           1,2           NA           NA           1,1           NA

        NET SALES SOFT DRINKS                            73.867         251,0         90,2       71.866         230,6        102,6
        NET SALES OTHER                                  13.653          18,8          1,7       16.172          13,1          2,5
        NET SALES TOTAL                                  87.520         269,8         91,9       88.038         243,7        105,2
           COST OF SALES                                (52.669)      (180,9)       (57,2)      (50.341)      (163,4)        (65,0)
        GROSS PROFIT                                     34.851          88,9         34,7       37.696          80,4         40,2
        Gross Margin                                      39,8%         33,0%        37,8%        42,8%         33,0%         38,2%
           SELLING AND ADMINISTRATIVE EXPENSES          (17.376)       (69,4)       (29,1)      (17.230)       (63,7)        (31,6)

        OPERATING INCOME                                 17.476          19,5          5,6       20.466          16,7          8,6
        ---------------------------------------------- ------------- ------------ ------------ ------------- ------------ ---------
        ---------------------------------------------- ------------- ------------ ------------ ------------- ------------ ---------
        Operating Margin                                  20,0%          7,2%         6,1%        23,2%          6,8%          8,2%
        EBITDA (1)                                       25.510          31,7         12,5       26.856          28,7         16,0
        Ebitda Margin                                     26,9%         11,8%        13,6%        30,5%         11,8%         15,2%
        ---------------------------------------------- ------------- ------------ ------------ ------------- ------------ ---------


        ---------------------------------------------- --------------------------------------- ------------------------------------
                                                                   2 Quarter 2002                          2 Quarter 2001
                                                       --------------------------------------- ------------------------------------
                                                       ------------- ------------ ------------ ------------- ------------ ---------
                                                          Chile        Brazil      Argentina      Chile        Brazil     Argentina
                                                          (MCh$)        (MR$)        (MA$)        (MCh$)        (MR$)       (MA$)
                                                       ------------- ------------ ------------ ------------- ------------ ---------
                                                       ------------- ------------ ------------ ------------- ------------ ---------

        TOTAL BEVERAGES VOLUME (Million UC)                25,2          33,1         12,5         25,2          32,0         16,9
           Soft Drink                                      21,4          31,9         12,0         21,0          31,0         16,3
           Mineral Water                                    1,4           0,5          0,5          1,4           0,4          0,3
           Juices                                           2,4           0,2          0,1          2,9            NA          0,3
           Beer                                              NA           0,5           NA           NA           0,5           NA



        NET SALES SOFT DRINKS                            33.256         120,9         39,6       31,958         103,4         41,0
        NET SALES OTHER                                   6.122           8,2          0,8        7.237           6,0          1,9
        NET SALES TOTAL                                  39.378         129,1         40,4       39.195         109,5         42,9
           COST OF SALES                                (24.067)        (81,2)       (23,45)    (23.177)        (73,6)       (27,6)
        GROSS PROFIT                                     15.311          47,9         17,0       16.018          35,9         15,3
        Gross Margin                                      38.9%          37,1%        42,0%       40,9%          32,8%        35,7%
           SELLING AND ADMINISTRATIVE EXPENSES           (8,426)        (36,4)       (16,0)      (8.153)        (31,3)       (14,7)

        OPERATING INCOME                                  6.885          11,5          0,9        7.864           4,6          0,6
        ---------------------------------------------- ------------- ------------ ------------ ------------- ------------ ---------
        ---------------------------------------------- ------------- ------------ ------------ ------------- ------------ ---------
        Operating Margin                                  17.5%           8.9%         2,3%      20.1%            4,2%         1,4%
        EBITDA (1)                                        9.909          17,5          4,3       11.060          10,7          4,3
        Ebitda Margin                                     25.2%          13,6%        10,7%      28.2%            9,7%        10,0%
        ---------------------------------------------- ------------- ------------ ------------ ------------- ------------ ---------



         (1) EBITDA:  Operating Income + Depreciation
         MCh$:  Million Nominal Chilean pesos of each period
         MR$:  Million Nominal Brazilian Reais
         MA$:  Million nominal Argentine pesos
         Chile results do not consider corporate expenses